EXHIBIT 20.2

Fourth Quarter 2002

Earnings Conference Call Script
February 14, 2003
9:00 am Central Standard Time

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Good morning and thank you for joining the Thomas & Betts Corporation Fourth Quarter 2002 conference call and webcast. My name is Patricia Bergeron.

If you have not gotten a copy of our earnings release — which was released last evening after the market close — you can find it on our website, tnb.com. Also on our website, you will find recent and archived press releases, conference call scripts and SEC filings. These materials explain more fully the turnaround at Thomas & Betts.

Today’s call is being webcast and recorded. The telephone replay will be available through Monday, February 17. The number is (402) 220-9185 and no password is required. The recorded website will be archived on our website.

T. Kevin Dunnigan, Thomas & Betts chairman and chief executive officer, will open our discussion today, followed by John P. Murphy, senior vice president and chief financial officer.

Also with us today is Dominic J. Pileggi, president and chief operating officer of the corporation.

Following Mr. Murphy’s remarks, we will open the call up for questions. Kevin...

T. KEVIN DUNNIGAN

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Good morning and thank you for joining us.

In my comments today, I’ll review the highlights of the quarter including a recap of our manufacturing restructuring initiative. I will conclude by commenting — in a very general sense — on our outlook for 2003 and our plans to continue to strengthen our performance.

As I said in our press release, 2002 was a year of notable accomplishments for Thomas & Betts and we are pleased to have closed the year on a strong note.

Despite continuing to operate in severely depressed markets, we showed a slight improvement in the top line when divested and discontinued products are excluded. Excluding these products, consolidated sales were up one percent, while sales in our largest business, electrical products, were up three percent.

Looking at what happened in the overall industry puts our performance in perspective.

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Non-residential construction — a major driver of the distributor-served contractor market — was down 16 percent in 2002. The last time these markets showed any signs of life was in the year 2000, when total private non-residential construction grew six and a half percent.(1)

In persistently weak markets such as those we experienced throughout our turnaround, we would have been pleased to hold our top line flat. Being able to report even a modest improvement confirms our belief that we are gaining ground in key product lines.

Our strengthening relations with distributors is the driver behind our sales performance.

Fifty-five years ago, we introduced the T&B Plan, which declared the company a “partner” with its distributors and outlined the foundation for mutually beneficial relations between the two parties. This “partnership” approach was the muscle behind T&B’s industry leadership until the late 1990s, when T&B shifted its focus to internal logistics and systems. As a result, relations with our distributors suffered. Fixing them was a priority in achieving a successful turnaround.

Just this week we had a cross section of leading distributors in to review our progress. In no-holds-barred sessions, we heard their complaints and took their complements. The take-away is that Thomas & Betts is again considered a valuable partner rather than merely a supplier of product.

In addition to seeing the benefit of strengthening our distributor relationships, we also saw the positive impact of actions we’ve taken to restructure our U.S., European and Mexican electrical manufacturing network in the fourth quarter. Our gross margin in the quarter improved significantly, to 26.4 percent of sales from 14.1 percent in the fourth quarter 2001.

The manufacturing program — which we initiated at the tail end of 2001 — was as much about increasing efficiency as it was about consolidating facilities. We have redefined our manufacturing processes and improved logistics, lowering production and freight costs.

When we started the program, we said we would complete the project by year-end 2002 and estimated that the total cost for the program would be between $100 and $110 million, including approximately $20 million for capital expenditures. We also estimated that on-going pre-tax savings from the program would be approximately $45 to $50 million.

We completed the program on schedule and, as expected, incurred a final, small charge of approximately $3 million in the fourth quarter 2002. Total costs for the program were $91 million, including $7 million in capital expenditures.

We won’t see the full benefits of the program until increased market demand pushes production volumes higher. In terms of fixed cost reductions, however, we are on target.

There is no question that our network of plants is more tightly aligned now and that our ability to offer “one-order, one-shipment, one-invoice” service to our distributors is unique in the industry. One-order, one-shipment, one-invoice service means less hassle and lower costs for distributors and is just one example of how Thomas & Betts is helping our distributor partners improve their bottom line results.

While we’ve closed the book on the manufacturing program, we continue to focus on installing a culture of lean thinking and continuous improvement throughout our global operations. We

1 Source: DISC Report — Jan 2003

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expect these efforts to also pay off in incremental performance improvements. As we’ve said before, we do not anticipate any charges related to these continuous improvement efforts.

We also did an excellent job in holding the line on expenses in the fourth quarter, and reported SG&A of 20.2 percent of sales. We expect to continue to tightly manage spending even when market demand rebounds, which should leave us in a favorable position versus our SG&A target of 20 percent or less of sales.

Our segment results are reviewed in our press release and are fairly straightforward. I’ve already addressed the progress we’ve made in our electrical segment but want to take a moment to address critical issues in other areas.

We saw a big drop off in sales and earnings in our Steel Structures segment. If you’ve followed Thomas & Betts for some time, you will know that this business has been a very stable performer for us over many years. We have a leadership position with our Meyer and Lehigh brand poles and very strong relations with many of North America’s leading utilities.

Nothing has changed with our products, capabilities or relationships with utility customers. But the prolonged weak economy and confusion between the states and the Federal Energy Regulatory Commission has dampened the enthusiasm of utilities to pursue large capital projects.

The underlying need to upgrade the national electrical transmission grid is still there, but projects already specified and approved are being postponed while utilities wait for a more favorable investment climate. As the outlook in these markets is not good for the foreseeable future, we have taken appropriate action to scale back production and lower costs.

As expected, demand for industrial heaters — served by our HVAC segment — remains constrained by the overall economic malaise. Fourth quarter results in this segment were helped by a small acquisition we made in Europe. We continue to focus on tightly managing expenses in this business while employing lean manufacturing techniques to lower production costs.

Looking forward to 2003, at this point we assume that none of our businesses will get any help from the economy. In fact, January started off somewhat softer than expected.

Although we aren’t forecasting any top line growth, we do expect to see earnings for the full year improve as we realize savings from the manufacturing consolidation and implement additional process improvements throughout the organization.

We will also continue to focus on enhancing our strategic marketing and product engineering to ensure that we fully leverage our broad portfolio of market-leading brands to drive organic sales growth.

Before I hand the call over to John Murphy, I want to take a moment to introduce Dominic Pileggi. Dominic rejoined T&B in October 2000 to lead the turnaround in our electrical business. For two years, he’s worked tirelessly to revitalize our electrical business.

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He’s done a great job in refocusing and driving results at all levels and in all areas of the electrical products organization. I am pleased that, in December, the Board elected Dominic to be president and chief operating officer of Thomas & Betts.

Dominic is a seasoned industry veteran and will continue to be a valuable asset helping the company achieve its operational and financial goals going forward.

Thank you for your continued interest in Thomas & Betts. And I will now turn the call over to John Murphy. John . . .

JOHN P. MURPHY

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thank you, Kevin, and good morning.

As Kevin said, we finished the year on a very positive note.

We reported earnings from operations of $20 million in the fourth quarter, compared with a loss from operations of $84 million in 2001. For the full year, our operating profit was $46 million compared with a loss of $118 million for 2001.

For the fourth quarter, we reported net earnings of $14 million compared with a loss of $90 million in the fourth quarter of last year while, for the full year, we recorded a net loss of $53 million versus a loss of $146 million in 2001.

The 2002 full-year loss of $53 million includes a charge of approximately $45 million for goodwill impairment related the adoption of SFAS 142, as well as net-of-tax charges of $24 million for the manufacturing restructuring program; $13 million for the settlement of the securities class action lawsuit and a net book tax charge of approximately $11 million related to the tax refund.

Thus, while the results for 2002 clearly leave us short of where we need to be and, indeed, intend to be, we believe that they clearly demonstrate the significant improvements that have been achieved in 2002.

Given the dismal operating environment, we feel good that our results again demonstrate our ability to execute as planned, and also the value of focusing on the basic business fundamentals in order to lay the foundation for future growth.

We are also very pleased with our cash flow performance in the quarter. We ended the quarter with $244 million in cash, cash equivalents and marketable securities, compared with $242 million at the end of 2001.

On our last conference call, I told you that we expected to finish the year with approximately $240 million in cash.

I also spoke about two items that would — and did — affect cash in the fourth quarter: First, a $7 million, final payment for the settlement of a patent lawsuit; second the repayment of 50 million of Euro debt that matured in November.

In addition, we also paid out the $19 million for the class action settlement during the fourth quarter. This was earlier than expected. We had expected that it would be 2003 before the court

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approved the settlement, requiring payment. But the court acted expeditiously and, thus, the payment became a fourth-quarter event.

Despite moving this payment up, we still managed to finish the year in line with the cash forecast we provided on our last conference call. The combination of fourth quarter profitability and strong working capital management is what allowed us to finish the year with this strong cash position.

Looking at cash flow on a full-year-over-year basis, major uses of cash during 2002 were total debt reduction of $47 million, $48 million in cash outlays for the manufacturing program and $46 million in litigation settlements. We also received $65 million in cash tax refunds, which supplemented strong operating cash flows derived from our continuous focus on effectively managing working capital — notably both accounts receivable and inventory.

This strong cash performance allowed us to pay off $60 million in medium-term notes that came due earlier this week.

We expect to see continued improvements in our operating cash flows in 2003.

Capital spending was approximately $7 million in the fourth quarter and $24 million for the year. We expect capital expenditures to be in the $35 to $40 million range in 2003.

Depreciation and amortization was $12 million in the fourth quarter and $50 million for the full year. For 2003, we expect that the charge for depreciation and amortization will be at approximately the same level as 2002.

We are planning for an effective tax rate of approximately 27 percent in 2003. This is down from the previous underlying effective tax rate of 31 percent and reflects increased volumes in our Puerto Rican manufacturing operations as a result of the recently completed manufacturing restructuring program. In fact, our tax charge in Q4 was reduced by $2 million as a result of more productivity and efficiency from our Puerto Rico facility in 2002. This had the effect of reducing the Q4 effective tax rate from 31% to 19%.

We have now largely finished taking the steps needed to provide a solid foundation for future growth. Over the past two and a half years, we have considerably strengthened the balance sheet; re-sized the operational, sales and support organizations; restored and enhanced effective pricing to our core product lines; and upgraded our management team in many areas.

As Kevin said, we expect to continue to demonstrate further improvements for the full year 2003 — with or without improvement in the overall economy.

Thank you. And I will now turn the call back to Tricia.

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PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Before opening the call up for questions, I’d like to make a couple of additional comments.

Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today’s live broadcast, February 14, 2003. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation’s current, quarterly and annual filings with the Securities and Exchange Commission.

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

I’d like to remind listeners who joined the call late that today’s call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Monday, February 17. The replay number is (402) 220-9185. And no password is required. The recorded webcast will also be available on our website.

Thank you. We’ll now open the call up for questions.

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